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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-06520				October 31, 2014
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

AMG Managers Real Estate Securities Fund
4. Address of principal executive office (number, street, city, state, zip code):

800 Connecticut Ave. Norwalk CT 06854

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of Managers Trust I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Managers Real Estate Securities Fund (one of the series constituting Managers Trust I, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 28, 2013. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 28, 2013 and with respect to agreement of security purchases and sales, for the period from October 31, 2012 (the date of our last examination), through June 28, 2013:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) in New York without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. This confirmation included, but was not limited to, securities held by the Fund.

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 20 security purchases and 20 security sales since our last report from the books and records of the Fund to the trade authorization tickets received from the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Managers Real Estate Securities Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 28, 2013 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Managers Trust I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2014

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110 T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

February 10, 2014

PricewaterhouseCoopers LLP

125 High Street

Boston, MA 02110

We are providing this letter in connection with your performance of the procedures relating to the Managers Real Estate Securities Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 28, 2013, and from September 28, 2012 through June 28, 2013.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of February 10, 2014, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 28, 2013, and from September 28, 2012 through June 28, 2013. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 28, 2013, and from September 28, 2012 through June 28, 2013, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

Managers Real Estate Securities Fund

February 10, 2014

By:
Donald S. Rumery—Treasurer and Chief Financial Officer

2-10-14
Date

By:
Keitha L. Kinne—Chief Operating Officer

2-11-14
Date

2

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of Managers Real Estate Securities Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 28, 2013, and from October 31, 2012 through June 28, 2013.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 28, 2013, and from October 31, 2012 through June 28, 2013, with respect to securities reflected in the investment account of the Fund.

By:
Donald S. Rumery—Treasurer and Chief Financial Officer Managers Trust I

2-10-14
Date

By:
Keitha L. Kinne—Chief Operating Officer Managers Trust I

2-11-14
Date

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of Managers Trust I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Managers Real Estate Securities Fund (one of the series constituting Managers Trust I, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 30, 2013. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 30, 2013 and with respect to agreement of security purchases and sales, for the period from June 28, 2013 (the date of our last examination), through August 30, 2013:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) in New York without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. This confirmation included, but was not limited to, securities held by the Fund.

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 20 security purchases and 20 security sales since our last report from the books and records of the Fund to the trade authorization tickets received from the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Managers Real Estate Securities Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 30, 2013 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Managers Trust I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2014

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110 T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

February 10, 2014

PricewaterhouseCoopers LLP

125 High Street

Boston, MA 02110

We are providing this letter in connection with your performance of the procedures relating to the Managers Real Estate Securities Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 30, 2013, and from June 28, 2013 through August 30, 2013.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of February 10, 2014, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 30, 2013, and from June 28, 2013 through August 30, 2013. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 30, 2013, and from June 28, 2013 through August 30, 2013, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

Managers Real Estate Securities Fund

February 10, 2014

By:
Donald S. Rumery—Treasurer and Chief Financial Officer

2-10-14
Date

By:
Keitha L. Kinne—Chief Operating Officer

2-11-14
Date

2

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of Managers Real Estate Securities Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 30, 2013, and from June 28, 2013 through August 30, 2013.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 30, 2013, and from June 28, 2013 through August 30, 2013, with respect to securities reflected in the investment account of the Fund.

By:
Donald S. Rumery—Treasurer and Chief Financial Officer Managers Trust I

2-10-14
Date

By:
Keitha L. Kinne—Chief Operating Officer Managers Trust I

2-11-14
Date

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of Managers Trust I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Managers Real Estate Securities Fund (one of the series constituting Managers Trust I, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2013. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2013 and with respect to agreement of security purchases and sales, for the period from August 30, 2013 (the date of our last examination), through October 31, 2013:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) in New York;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. This confirmation included, but was not limited to, securities held by the Fund.

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 20 security purchases and 20 security sales since our last report from the books and records of the Fund to the trade authorization tickets received from the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Managers Real Estate Securities Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2013 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Managers Trust I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2014

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110 T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

February 10, 2014

PricewaterhouseCoopers LLP

125 High Street

Boston, MA 02110

We are providing this letter in connection with your performance of the procedures relating to the Managers Real Estate Securities Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2013, and from August 30, 2013 through October 31, 2013.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of February 10, 2014, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2013, and from August 30, 2013 through October 31, 2013. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2013, and from August 30, 2013 through October 31, 2013, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

Managers Real Estate Securities Fund

February 10, 2014

By:
Donald S. Rumery—Treasurer and Chief Financial Officer

2-10-14
Date

By:
Keitha L. Kinne—Chief Operating Officer

2-11-14
Date

2

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of Managers Real Estate Securities Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2013, and from August 30, 2013 through October 31, 2013.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2013, and from August 30, 2013 through October 31, 2013, with respect to securities reflected in the investment account of the Fund.

By:
Donald S. Rumery—Treasurer and Chief Financial Officer Managers Trust I

2-10-14
Date

By:
Keitha L. Kinne—Chief Operating Officer Managers Trust I

2-11-14
Date

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of AMG Funds I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AMG Managers Real Estate Securities Fund (one of the series constituting AMG Funds I, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 31, 2014. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2014 and with respect to agreement of security purchases and sales, for the period from May 30, 2014 (the date of our last examination), through July 31, 2014:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) in New York without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. This confirmation included, but was not limited to, securities held by the Fund.

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 10 security purchases and 10 security sales since our last report from the books and records of the Fund to the trade authorization tickets received from the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that AMG Managers Real Estate Securities Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2014 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AMG Funds I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, MA
March 5, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

March 5, 2015

PricewaterhouseCoopers LLP

125 High Street

Boston, Massachusetts 02110

We are providing this letter in connection with your performance of the procedures relating to the AMG Managers Real Estate Securities Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 30, 2014, and from October 31, 2013 through May 30, 2014.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of March 5, 2015, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 30, 2014, and from October 31, 2013 through May 30, 2014. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 30, 2014, and from October 31, 2013 through May 30, 2014, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

AMG Funds LLC 800 Connecticut Avenue Norwalk, CT 06854

AMG Managers Real Estate Securities Fund

March 5, 2015

By:
Donald S. Rumery—Treasurer and Chief Financial Officer

3-5-15
Date

By:
Keitha L. Kinne—Chief Operating Officer

3-5-15
Date

AMG Funds LLC 800 Connecticut Avenue Norwalk, CT 06854

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of AMG Managers Real Estate Securities Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2014, and from July 31, 2014 through October 31, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2014, and from July 31, 2014 through October 31, 2014, with respect to securities reflected in the investment account of the Fund.

By:
Donald S. Rumery—Treasurer and Chief Financial Officer AMG Funds I

3-5-15
Date

By:
Keitha L. Kinne—Chief Operating Officer AMG Funds I

3-5-15
Date

AMG Funds LLC 800 Connecticut Avenue Norwalk, CT 06854	A123-4567

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of AMG Funds I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AMG Managers Real Estate Securities Fund (one of the series constituting AMG Funds I, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2014. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2014 and with respect to agreement of security purchases and sales, for the period from July 31, 2014 (the date of our last examination), through October 31, 2014:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) in New York without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. This confirmation included, but was not limited to, securities held by the Fund.

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 16 security purchases and 10 security sales since our last report from the books and records of the Fund to the trade authorization tickets received from the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that AMG Managers Real Estate Securities Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2014 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AMG Funds I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Boston, MA

March 5, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

March 5, 2015

PricewaterhouseCoopers LLP

125 High Street

Boston, Massachusetts 02110

We are providing this letter in connection with your performance of the procedures relating to the AMG Managers Real Estate Securities Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 31, 2014, and from May 30, 2014 through July 31, 2014.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of March 5, 2015, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2014, and from May 30, 2014 through July 31, 2014. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2014, and from May 30, 2014 through July 31, 2014, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

AMG Funds LLC 800 Connecticut Avenue Norwalk, CT 06854

AMG Managers Real Estate Securities Fund

March 5, 2015

By:
Donald S. Rumery—Treasurer and Chief Financial Officer

3-5-15
Date

By:
Keitha L. Kinne—Chief Operating Officer

3-5-15
Date

AMG Funds LLC 800 Connecticut Avenue Norwalk, CT 06854

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of AMG Managers Real Estate Securities Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 30, 2014, and from October 31, 2013 through May 30, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 30, 2014, and from October 31, 2013 through May 30, 2014, with respect to securities reflected in the investment account of the Fund.

By:
Donald S. Rumery—Treasurer and Chief Financial Officer AMG Funds I

3-5-15
Date

By:
Keitha L. Kinne—Chief Operating Officer AMG Funds I

3-5-15
Date

AMG Funds LLC 800 Connecticut Avenue Norwalk, CT 06854	A123-4567

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of AMG Managers Real Estate Securities Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2014, and from May 30, 2014 through July 31, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2014, and from May 30, 2014 through July 31, 2014, with respect to securities reflected in the investment account of the Fund.

By:
Donald S. Rumery—Treasurer and Chief Financial Officer AMG Funds I

3-5-15
Date

By:
Keitha L. Kinne—Chief Operating Officer AMG Funds I

3-5-15
Date

AMG Funds LLC 800 Connecticut Avenue Norwalk, CT 06854	A123-4567

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of AMG Funds I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AMG Managers Real Estate Securities Fund (one of the series constituting AMG Funds I, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 30, 2014. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 30, 2014 and with respect to agreement of security purchases and sales, for the period from October 31, 2013 (the date of our last examination), through May 30, 2014:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) in New York without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. This confirmation included, but was not limited to, securities held by the Fund.

•	Agreement to cash statements received from the Custodian of securities out for transfer with brokers;

•	Reconciliation of such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 21 security purchases and 18 security sales since our last report from the books and records of the Fund to the trade authorization tickets received from the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that AMG Managers Real Estate Securities Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 30, 2014 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AMG Funds I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, MA
March 5, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

March 5, 2015

PricewaterhouseCoopers LLP

125 High Street

Boston, Massachusetts 02110

We are providing this letter in connection with your performance of the procedures relating to the AMG Managers Real Estate Securities Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2014, and from July 31, 2014 through October 31, 2014.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of March 5, 2015, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2014, and from July 31, 2014 through October 31, 2014. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2014, and from July 31, 2014 through October 31, 2014, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

AMG Funds LLC 800 Connecticut Avenue Norwalk, CT 06854

AMG Managers Real Estate Securities Fund

March 5, 2015

By:
Donald S. Rumery—Treasurer and Chief Financial Officer

3-5-15
Date

By:
Keitha L. Kinne—Chief Operating Officer

3-5-15
Date

AMG Funds LLC 800 Connecticut Avenue Norwalk, CT 06854